[Helmerich & Payne, Inc. Letterhead]

Via Edgar

March 30, 2009

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Helmerich & Payne, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed November 26, 2008
File No. 1-04221

Dear Mr. Schwall:

This letter sets forth the responses from Helmerich & Payne, Inc. (the “Company”) with respect to the staff’s comment letter dated March 10, 2009 pertaining to the Company’s Form 10-K for the year ended September 30, 2008, filed November 26, 2008.  The numbered responses in this letter correspond to the numbered paragraphs of the comment letter.  We have also included the comment along with the Company’s response to assist in the review process.

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Form 10-K for the Fiscal Year Ended September 30, 2008

Comment

Legal Proceedings, page 18

1.             Indicate the potential damages and penalties that you might incur if it were determined that you had violated the Foreign Corrupt Practices Act.

Response

The potential damages and penalties the Company might incur if it was determined that it violated the Foreign Corrupt Practices Act (“FCPA”) include civil penalties of up to

$10,000 per violation of the anti-bribery provisions and criminal penalties of up to the greater of $2 million per violation or twice the gross pecuniary gain resulting from any improper conduct and other sanctions.  A company that knowingly commits a violation of the accounting provisions can be fined up to $25 million.  It is also possible that governmental agencies could require that we enter into a criminal plea agreement, deferred prosecution agreement, or other settlement, which could include monitoring requirements and potentially other sanctions.  We are now in the preliminary stages of discussions with the Enforcement Staff of the SEC and with the Department of Justice about an amicable resolution of this matter.  We cannot, of course, predict the outcome of those discussions. However, based on the results of the Company’s investigation, the status of the preliminary discussions with the Enforcement Staff of the SEC and the Department of Justice, and the expectations of our external FCPA legal counsel, we believe there is no basis to predict that the fines and penalties will be material to the Company or its financial statements.  This is based on the total nature and amount of the questionable payments that the investigation uncovered, the fact that the matter was voluntarily disclosed by the Company, and the Company’s ongoing cooperation with the Department of Justice and the SEC.

Comment

Item 9A.  Controls and Procedures, page 21

2.             We note your response to our prior comment 1 and your statement that you “had in place additional compensating controls that would have functioned to effectively prevent or detect these payments in order to prevent a material misstatement of your financial statements,” should the payments have been  more significant.  Identify and describe for us these compensating controls.  Explain for us why these controls would have detected “more significant” amounts.  Indicate the threshold amount that would trigger your compensating controls to detect and prevent payments of this type.  Finally, state how you designed these compensating controls to only prevent or detect material amounts.  We may have further comments.

Response

The Company does not design its controls to “only prevent or detect material amounts”.  Instead, we design our internal controls with the following objectives in mind:  1) to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external reporting purposes, within the context of materiality; 2) to comply with applicable laws; and 3) to provide timely feedback on the effective and efficient attainment of operational or strategic goals.  Listed below are the components of the Company’s suite of internal controls relating to this matter that we determined to be designed and operating effectively as part of forming our conclusion that our internal control over financial reporting and our disclosure controls and procedures were effective as of September 30, 2008:

I.   Activity-Level Controls – These controls are designed to relate to the Company’s individual business locations and/or business processes.  They focus in on either individual transactions, accounts, operating units or processes, all of which are detailed by nature.

•                  Formal invoice approval limits – Invoices are approved by appropriate personnel based on approval authority thresholds prior to payment of third party invoice amounts. Occurs at the country or local operating level as a preventive control.

•                  Restrictive disbursement procedures – All bank account transactions are restricted to those personnel designated as authorized signatories. Occurs at the country or local operating level as a preventive control.

•                  Monthly profit and loss analysis – Performed by account for each operating unit (rig) and other operating expenses, including identification and investigation of amounts which vary from anticipated results. This detective control is performed monthly. Occurs at the country or local operating level and at the corporate level.

•                  Account reconciliation, analysis and review of all significant balance sheet accounts – A monthly detective control.  Occurs at the country or local operating level and at the corporate level.

•                  Review of individual in-country cash activity – A monthly detective control.  Occurs at the country or local operating level and at the corporate level.

II. Entity-Level Controls – The Company has various control environment controls that have an indirect but important effect on the likelihood that a misstatement will be prevented or detected on a timely basis.

•                  Training and education specific to FCPA – Occurs at both local and corporate level. Training and education occurs at least annually.

•                  FCPA certification – Key personnel at the local and corporate level annually certify awareness of and compliance with our FCPA policy.

•                  Confidential ethics hotline – The Company maintains, monitors, and appropriately investigates and/or responds to complaints that are received via the hotline. The complaints may be submitted on an anonymous basis.

•                  Whistle-blower policy – Entity-wide with the applicable activity performed as needed, with Audit Committee oversight.

•                  Internal Audit – As part of its standard audit program in the various countries and locations, expenditures greater than ten thousand dollars are sample tested.

With respect to the ongoing FCPA matter, the Company’s internal controls detected the improper payments made in connection with the passage of materials through customs in Latin America, and the Company believes that these controls, individually and in combination, would have functioned to effectively prevent and/or detect the improper payments if the amounts, individually and in the aggregate, had been more significant.

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If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of the Company’s Form 10-K, please advise us at your earliest convenience.  You may reach the undersigned at 918-742-5531.

Sincerely,

/s/ Steven R. Mackey
Steven R. Mackey
Executive Vice President, Secretary and General Counsel